                                                                    EXHIBIT 99.1



                           TARGET THERAPEUTICS, INC.

                       CONSOLIDATED FINANCIAL STATEMENTS

                   YEARS ENDED MARCH 31, 1995, 1994 AND 1993

                                      WITH

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS


The Board of Directors and Stockholders
Target Therapeutics, Inc.

We have audited the accompanying consolidated balance sheets of Target Therapeutics, Inc. as of March 31, 1995 and 1994, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended March 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Target Therapeutics, Inc. at March 31, 1995 and 1994, and the consolidated results of its operations and its cash flows for each of the three years in the period ended March 31, 1995, in conformity with generally accepted accounting principles.


                                                ERNST & YOUNG LLP

                                                /s/ Ernst & Young LLP

Palo Alto, California
April 26, 1995

                            TARGET THERAPEUTICS, INC.
                                ----------------
                          CONSOLIDATED BALANCE SHEETS
                      (In thousands, except share amounts)

                              ASSETS
                              ------

                                                                                                             March 31,
                                                                                             -------------------------
                                                                                                1995              1994
                                                                                             -------           -------
Current assets:
  Cash, cash equivalents and short-term investments                                          $38,070           $37,673
  Accounts receivable                                                                          9,442             6,426
  Inventories                                                                                  5,423             2,987
  Deferred tax assets                                                                          4,014             2,094
  Other current assets                                                                           424               289
                                                                                             -------           -------
         Total current assets                                                                 57,373            49,469

Property and equipment, net                                                                    6,502             4,688

Other assets                                                                                   6,524             2,973
                                                                                             -------           -------
                                                                                             $70,399           $57,130
                                                                                             =======           =======

                LIABILITIES AND STOCKHOLDERS' EQUITY
                ------------------------------------

Current liabilities:
  Accounts payable                                                                           $ 1,646           $ 1,454
  Accrued compensation                                                                         3,361             2,152
  Taxes payable                                                                                1,480               672
  Accrued product replacement costs                                                            1,030             1,141
  Other accrued liabilities                                                                    3,506             1,925
  Deferred tax liabilities                                                                     1,398               598
                                                                                             -------           -------
         Total current liabilities                                                            12,421             7,942

Long-term obligations                                                                            115               124

Commitments and contingencies

Stockholders' equity:
  Preferred stock, $.001 par value (shares authorized: 2,000,000;
    issued and outstanding: none)                                                                ---               ---
  Common stock, $.0025 par value (shares authorized: 25,000,000;
    issued and outstanding: 7,098,619 and 7,024,619 at March 31,
    1995 and 1994, respectively)                                                                  18                18
  Additional paid-in capital                                                                  41,857            40,593
  Deferred compensation                                                                          ---              (124)
  Retained earnings                                                                           15,986             8,608
  Accumulated translation adjustments                                                             35               ---
  Notes receivable from stockholders                                                             (33)              (31)
                                                                                             -------           -------
         Total stockholders' equity                                                           57,863            49,064
                                                                                             -------           -------
                                                                                             $70,399           $57,130
                                                                                             =======           =======


   The accompanying notes are an integral part of these financial statements.

                            TARGET THERAPEUTICS, INC.
                                ----------------
                       CONSOLIDATED STATEMENTS OF INCOME
                    (In thousands, except per share amounts)

                                                                                                  Year ended March 31,
                                                                            ------------------------------------------
                                                                               1995             1994              1993
                                                                            -------          -------           -------
Product sales                                                               $47,508          $35,353           $28,117

Costs and expenses:
  Cost of sales                                                              15,151           13,368             9,657
  Research and development                                                   10,336            7,624             6,496
  Selling, general and administrative                                        13,556            9,245             7,543
                                                                            -------          -------           -------
         Total costs and expenses                                            39,043           30,237            23,696
                                                                            -------          -------           -------
Income from operations                                                        8,465            5,116             4,421
Interest income, net                                                          1,271              954               890
Other income                                                                    792              515                16
                                                                            -------          -------           -------
Income before income taxes and cumulative effect of
  change in method of accounting for income taxes                            10,528            6,585             5,327
Provision for income taxes                                                    3,150            2,265             1,747
                                                                            -------          -------           -------
Income before cumulative effect of accounting change                          7,378            4,320             3,580
Cumulative effect of change in method of accounting
  for income taxes                                                              ---              631               ---
                                                                            -------          -------           -------
Net income                                                                  $ 7,378          $ 4,951           $ 3,580
                                                                            =======          =======           =======

Income per share:
  Income before cumulative effect of accounting change                      $  1.02          $   .61           $   .51
  Cumulative effect of change in method of accounting
    for income taxes                                                            ---              .09               ---
                                                                            -------          -------           -------
  Net income per share                                                      $  1.02          $   .70           $   .51
                                                                            =======          =======           =======

Shares used in calculating per share information                              7,233            7,103             7,075
                                                                            =======          =======           =======


   The accompanying notes are an integral part of these financial statements.

                            TARGET THERAPEUTICS, INC.
                                ----------------
                 CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
                      (In thousands, except share amounts)

                                                                                                            Notes
                                                                                        Accumulated    Receivable       Total
                                                 Additional     Deferred                translation          from      stock-
                                        Common      paid-in      compen-    Retained        adjust-        stock-    holders'
                                         stock      capital       sation    earnings          ments       holders      equity
                                        ------   ----------     --------    --------    -----------    ----------    --------
Balances at March 31, 1992                 $17      $38,253        $(340)    $    77           $---          $(24)    $37,983
Exercise of common stock
  options (190,195 shares), net
  of notes receivable                      ---          101          ---         ---            ---            24         125
Amortization of deferred
  compensation                             ---          ---          108         ---            ---           ---         108
Income tax benefit of
  disqualifying dispositions               ---          666          ---         ---            ---           ---         666
Net income                                 ---          ---          ---       3,580            ---           ---       3,580
                                           ---      -------        -----     -------           ----          ----     -------
Balances at March 31, 1993                  17       39,020        (232)       3,657            ---           ---      42,462
Exercise of common stock
  options and issuance under
  stock purchase plan (268,264
  shares), net of notes
  receivable                                 1          687          ---         ---            ---           (31)        657
Amortization of deferred
  compensation                             ---          ---          108         ---            ---           ---         108
Income tax benefit of
  disqualifying dispositions               ---          886          ---         ---            ---           ---         886
Net income                                 ---          ---          ---       4,951            ---           ---       4,951
                                           ---      -------        -----     -------           ----          ----     -------
Balances at March 31, 1994                  18       40,593         (124)      8,608            ---           (31)     49,064
Exercise of common stock
  options and issuance under
  stock purchase plan (74,000
  shares), net of notes
  receivable                               ---        1,038          ---         ---            ---            (2)      1,036
Amortization of deferred
  compensation                             ---          ---          124         ---            ---           ---         124
Income tax benefit of
  disqualifying dispositions               ---          226          ---         ---            ---           ---         226
Translation adjustments                    ---          ---          ---         ---             35           ---          35
Net income                                 ---          ---          ---       7,378            ---           ---       7,378
                                           ---      -------        -----     -------           ----          ----     -------
Balances at March 31, 1995                 $18      $41,857        $ ---     $15,986           $ 35          $(33)    $57,863
                                           ===      =======        =====     =======           ====          ====     =======


   The accompanying notes are an integral part of these financial statements.

                            TARGET THERAPEUTICS, INC.
                                ----------------
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (In thousands)

                                                                                      Year ended March 31,
                                                                          --------------------------------
                                                                              1995        1994        1993
                                                                          --------    --------    --------
Cash flows from operating activities:
  Net income                                                              $  7,378    $  4,951    $  3,580
  Adjustments to reconcile net income to net cash
      provided by operations:
    Depreciation and amortization                                            2,393       1,524       1,135
    Changes in assets and liabilities:
      Accounts receivable                                                   (2,882)       (501)     (1,826)
      Inventories                                                           (2,432)        606      (1,247)
      Deferred tax assets                                                   (1,920)     (2,094)        ---
      Other current assets                                                    (135)        289         117
      Accounts payable                                                         194         584        (188)
      Accrued compensation                                                   1,210         381         567
      Taxes payable                                                            815         661         544
      Accrued product replacement costs                                       (111)      1,141         ---
      Other accrued liabilities                                              1,630         384        (158)
      Deferred tax liabilities                                                 800         598         ---
      Payable to Collagen Corporation                                          ---         ---        (180)
      Accrued facility lease costs                                             ---         ---        (330)
      Income tax benefit of disqualifying dispositions                         226         886         666
                                                                          --------    --------    --------
    Total adjustments                                                         (212)      4,459        (900)
                                                                          --------    --------    --------
  Net cash provided by operating activities                                  7,166       9,410       2,680
                                                                          --------    --------    --------

Cash flows used in investing activities:
    Capital expenditures, net                                               (3,624)     (1,938)     (2,205)
    Purchase of securities available-for-sale                              (68,967)    (65,266)    (95,371)
    Maturities of securities available-for-sale                             66,615      62,782      81,831
    Increase in other assets                                                (4,010)     (1,895)       (515)
                                                                          --------    --------    --------
  Net cash used in investing activities                                     (9,986)     (6,317)    (16,260)
                                                                          --------    --------    --------

Cash flows from financing activities:
    Issuance of common stock for cash                                        1,036         657         101
    Principal payments under capital leases                                    (56)        (48)        (42)
    Decrease in notes receivable from stockholders                             ---         ---          24
                                                                          --------    --------    --------
  Net cash provided by financing activities                                    980         609          83
                                                                          --------    --------    --------

Net increase (decrease) in cash and cash equivalents                        (1,840)      3,702     (13,497)
Cash and cash equivalents, beginning of year                                 8,679       4,977      18,474
                                                                          --------    --------    --------
Cash and cash equivalents, end of year                                    $  6,839    $  8,679    $  4,977
                                                                          ========    ========    ========


   The accompanying notes are an integral part of these financial statements.

                            TARGET THERAPEUTICS, INC.
                                ----------------
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Description of Business    Target Therapeutics, Inc. (the "Company" or
         "Target") was incorporated in California in June 1985 and reincorporated in the State of Delaware in January 1992. The Company is in the business of developing, manufacturing and marketing disposable medical devices used in minimally invasive procedures to treat vascular diseases of the brain associated with stroke and other diseases accessible through small vessels of the circulatory system.

         Principles of consolidation     The consolidated financial statements
         include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated. Investments in jointly owned companies and other investments in which the Company has a 20 to 50 percent interest are accounted for on the equity method.

         Translation of foreign currencies     All assets and liabilities of
         the Company's foreign subsidiary are translated at exchange rates in effect on reporting dates and differences due to changing translation rates are charged or credited to "cumulative translation adjustment" in stockholders' equity. Income and expenses are translated at rates which approximate those in effect during the respective periods.

         Cash equivalents and short-term investments    Cash equivalents
         consist of highly liquid investments, primarily money market accounts, with maturities at the date of purchase of 90 days or less. Short-term investments consist primarily of government debt securities and money auction preferred stock.

         Effective April 1, 1994, the Company adopted Financial Accounting Standards Board ("FASB") Statement 115, "Accounting for Certain Investments in Debt and Equity Securities." Short-term investments are classified as available-for-sale and are stated at fair market value. In accordance with Statement 115 prior period financial statements have not been restated to reflect the change in accounting principle. The impact of adopting the Statement was not material. The Company has no unrealized gains or losses to be recorded as a separate component of stockholders' equity and includes in current period earnings any decline in fair value below cost that is deemed other than temporary.

         Concentration of credit risk     The Company sells its products
         primarily to hospitals in North America and to medical device distributors in Europe and Asia. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company maintains reserves for potential credit losses. See Note 8 for discussion of export sales and major customers.

         The Company invests its excess cash in deposits, government debt securities and corporate debt securities. These securities typically mature within 365 days and, therefore, bear minimal risk. The Company has not experienced any material losses on its investments.

         Inventories    Inventories are stated at the lower of cost or market.
         Cost is determined using standard costs, which approximate actual costs, under the first-in, first-out method.

         Property and equipment     Property and equipment are stated at cost,
         net of accumulated depreciation and amortization. Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the respective assets, ranging from three to five years. Leasehold improvements are amortized on a straight-line basis over five years or the remaining lease term, whichever is shorter.

         Patents and trademarks     Patents and trademarks are stated at cost,
         net of accumulated amortization. Amortization is provided using the straight-line method over an estimated seven-year useful life beginning with the effective dates or over the remainder of such periods from the dates acquired.

         Revenue recognition     Product sales are recognized upon shipment.

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         Income taxes    Effective April 1, 1993, the Company adopted FASB
         Statement 109, "Accounting for Income Taxes," under which the liability method is used in accounting for income taxes. As permitted by Statement 109, the Company elected to report the cumulative effect of the change in the year adopted rather than restate the financial statements of prior years. The cumulative positive effect of the change in method of accounting for income taxes increased net income by $631,000, or $.09 per share, for the year ended March 31, 1994.

         Net income per share     Net income per share is computed using the
         weighted average number of common and dilutive common equivalent shares outstanding.


2.       BALANCE SHEET INFORMATION

         (In thousands)                                                                   March 31,
                                                                                  ------------------------
                                                                                     1995             1994
                                                                                  -------          -------
         Cash, cash equivalents and short-term investments:
           Cash and cash equivalents                                              $ 6,839          $ 8,679
           Short-term investments                                                  31,231           28,994
                                                                                  -------          -------
                                                                                  $38,070          $37,673
                                                                                  =======          =======
         Accounts receivable:
           Trade receivables                                                      $ 9,990          $ 6,840
           Less allowance for doubtful accounts                                      (548)            (414)
                                                                                  -------          -------
                                                                                  $ 9,442          $ 6,426
                                                                                  =======          =======
         Inventories:
           Raw materials                                                          $   781          $   531
           Work-in-process                                                          1,037            1,152
           Finished goods                                                           3,605            1,304
                                                                                  -------          -------
                                                                                  $ 5,423          $ 2,987
                                                                                  =======          =======
         Property and equipment:
           Machinery and equipment                                                $ 7,159          $ 5,275
           Office equipment                                                         3,795            2,495
           Leasehold improvements                                                     935              495
                                                                                  -------          -------
                                                                                   11,889            8,265
           Less accumulated depreciation and amortization                          (5,387)          (3,577)
                                                                                  -------          -------
                                                                                  $ 6,502          $ 4,688
                                                                                  =======          =======
         Other assets:
           Cost in excess of net assets acquired, net                             $ 2,009          $   ---
           Patents and trademarks, net                                              1,846            1,152
           Investments in entities accounted for on the equity method               1,508              952
           Other                                                                    1,161              869
                                                                                  -------          -------
                                                                                  $ 6,524          $ 2,973
                                                                                  =======          =======

3.       SHORT-TERM INVESTMENTS

         The following is a summary of available-for-sale securities as of March 31, 1995 (in thousands):

                                                                           Gross              Gross
                                                                      unrealized         unrealized          Estimated
                                                         Cost              gains             losses         fair value
                                                      -------         ----------             ------         ----------
                 Money auction preferred stock        $ 7,700               $ --              $  --            $ 7,700
                 Government debt securities            23,640                 16               (131)            23,525
                                                      -------               ----              -----            -------
                 Total debt securities                 31,340                 16               (131)            31,225
                 Equity securities                          6                 --                 --                  6
                                                      -------               ----              -----            -------
                                                      $31,346                $16              $(131)           $31,231
                                                      =======               ====              =====            =======

           The gross realized gains, gross realized losses and the net adjustment to unrealized holding gains (losses) on maturities of available-for-sale securities were not significant. The amortized cost and estimated fair value of debt and marketable equity securities at March 31, 1995, are shown below (in thousands).

                                                                                          Amortized          Estimated
                                                                                               cost         fair value
                                                                                          ---------         ----------
                 Due in one year or less                                                    $27,840            $27,766
                 Due after one year through three years                                       3,500              3,459
                                                                                            -------            -------
                                                                                             31,340             31,225
                 Equity securities                                                                6                  6
                                                                                            -------            -------
                                                                                            $31,346            $31,231
                                                                                            =======            =======


4.       COMMITMENTS

         Line of credit arrangement

         The Company maintains a $3.0 million bank line of credit which expires in July 1996. Borrowings under the line of credit bear interest at the bank's prime rate, are unsecured and are subject to certain covenants related to financial ratios and profits. There were no amounts outstanding under this line at March 31, 1995.

         Lease obligations

         The Company leases its facilities and certain equipment under operating leases. The Company recognizes rent expense on a straight-line basis over the lease term. The future minimum lease commitments by fiscal year as of March 31, 1995 are as follows (in thousands):

              1996                     $  873
              1997                        873
              1998                        877
              1999                        872
              2000                        868
              Thereafter                1,592
                                       ------
                                       $5,955
                                       ======

         The following schedule shows the composition of net rental expense for all operating leases (in thousands):

                                                                                                  Year ended March 31,
                                                                               ---------------------------------------
                                                                               1995             1994              1993
                                                                               ----             ----            ------
                 Rent expense                                                  $848             $914            $1,146
                 Less sublease rental income                                     --              (77)              (88)
                                                                               ----             ----            ------
                                                                               $848             $837            $1,058
                                                                               ====             ====            ======

5.       STOCKHOLDERS' EQUITY

         Stock option and purchase plan

         The 1988 Stock Option Plan (the "Plan") is an incentive and nonstatutory option plan providing for the issuance of common stock to employees, officers, directors and consultants of the Company. At March 31, 1995 the Company had reserved 2,200,000 shares of common stock for issuance under the Plan. Options granted generally become exercisable over a 48-month period. Under the Plan, the exercise price of incentive stock options may not be less than 100 percent of the fair market value at the date of grant, and the exercise price of nonstatutory options must be at least 85 percent of the fair market value at the date of grant. In the case of an option holder who owns more than ten percent of the voting power of all outstanding stock, the incentive option exercise price must be at least 110 percent of fair market value and the option must be exercised, if at all, within five years of the grant date.

         The Company recorded deferred compensation expense for the difference between the grant price and the deemed fair value for financial statement presentation purposes of the Company's common stock for certain options granted in fiscal 1992. Amortization of deferred compensation was $124,000 in the year ended March 31, 1995 and $108,000 in each of the years ended March 31, 1994 and 1993. The deferred compensation amount was amortized over a four-year period.

         Information with respect to the 1988 Stock Option Plan is summarized as follows:

                                                                                                   Options outstanding
                                                           Shares         --------------------------------------------
                                                        available            Number        Aggregate             Price
                                                        for grant         of shares            price         per share
                                                        ---------         ---------      -----------       -----------
         Balances at March 31, 1992                       261,685           551,819         $945,492        $.13-11.50
         Additional shares reserved                       500,000               ---              ---               ---
         Options granted                                 (111,160)          111,160        2,227,063       17.75-26.75
         Options exercised                                    ---          (190,195)        (100,566)        .13-17.75
         Options canceled                                  14,673           (14,673)        (134,309)        .13-26.00
                                                         --------          --------      -----------
         Balances at March 31, 1993                       665,198           458,111        2,937,680         .13-26.75
         Options granted                                 (302,875)          302,875        6,035,300       17.25-24.25
         Options exercised                                    ---          (252,113)        (416,980)        .13-25.63
         Options canceled                                  28,514           (28,514)        (425,976)        .33-26.00
                                                         --------          --------      -----------
         Balances at March 31, 1994                       390,837           480,359        8,130,024         .13-26.75
         Additional shares reserved                       500,000               ---              ---               ---
         Options granted                                 (413,715)          413,715       10,084,991       21.44-36.25
         Options exercised                                    ---           (57,062)        (741,206)        .13-26.75
         Options canceled                                  29,727           (29,727)        (601,990)        .13-26.00
                                                         --------          --------      -----------
         Balances at March 31, 1995                       506,849           807,285      $16,871,819        $.13-36.25
                                                         ========          ========      ===========

         As of March 31, 1995, options for 232,738 shares were exercisable.

         During fiscal 1995 the Company granted options to purchase up to 101,600 shares under the Plan that vest after six years or upon the Company's achievement of certain market valuation criteria.

         In December 1991, the Company's Board of Directors (the "Board") adopted the 1991 Director Option Plan ("Director Option Plan"). A total of 100,000 shares of common stock have been reserved for issuance under the Director Option Plan which provides for the grant of nonstatutory options to non employee directors of the Company. As of March 31, 1995, options to purchase up to 42,000 shares under this plan were outstanding and become exercisable over a three year period from the grant date. As of March 31, 1995, options for 6,667 shares were exercisable. No options under the Director Option Plan have been exercised.

         The Board also adopted the 1991 Employee Stock Purchase Plan (the "Purchase Plan") in December 1991. The Purchase Plan allows for the issuance of up to 100,000 shares of common stock to employees of the Company. During the years ended March 31, 1995 and 1994, 16,938 shares and 16,151 shares, respectively, were issued at prices of $15.09 and $20.83 per share and $15.09 and $18.70 per share, respectively, under the Purchase Plan.

6.       INCOME TAXES

         The Company's provision for income taxes for the years ended March 31, 1995 and 1994 (under the liability method) and 1993 (under the deferred method) consists of the following (in thousands):

                                                                                                  Year ended March 31,
                                                                             -----------------------------------------
                                                                               1995             1994              1993
                                                                             ------           ------            ------
                 Current:
                   Federal                                                   $3,613           $2,353            $1,374
                   State                                                        657              674               466
                                                                             ------           ------            ------
                     Total current                                            4,270            3,027             1,840
                 Deferred:
                   Federal                                                     (992)            (614)             (101)
                   State                                                       (128)            (148)                8
                                                                             ------           ------            ------
                     Total deferred                                          (1,120)            (762)              (93)
                                                                             ------           ------            ------
                 Total provision                                             $3,150           $2,265            $1,747
                                                                             ======           ======            ======

         At March 31, 1995, the Company had available net operating loss carryforwards for tax purposes of approximately $1.1 million which expire in the year 2001. Because of the "change in ownership" provisions of the Tax Reform Act of 1986, the loss carryforwards will be subject to an annual limitation regarding their utilization against future taxable income.

         The Company realizes tax benefits as a result of the exercise and subsequent sale of certain employee stock options (disqualifying dispositions). For financial reporting purposes, any reduction in income tax obligations as a result of these tax benefits, $226,000, $886,000 and $666,000 in fiscal 1995, 1994 and 1993, respectively, is credited to additional paid-in capital.

         The provision for income taxes for the years ended March 31, 1995, 1994 and 1993 differs from the amount computed by applying the statutory federal income tax rate to income before taxes. The reconciliation between the federal statutory rate and the effective tax rate is as follows:

                                                                                                  Year ended March 31,
                                                                               ---------------------------------------
                                                                               1995             1994              1993
                                                                               ----             ----              ----
                 Statutory federal income tax rate                             34.0%            34.0%             34.0%
                 Foreign tax credits                                           (5.7)             ---               ---
                 Unrealized losses on investments accounted
                   for on the equity method                                     3.6              1.5               ---
                 Foreign sales corporation tax benefit                         (3.5)            (3.7)             (3.3)
                 State income taxes                                             3.7              5.3               5.9
                 Tax exempt interest                                           (3.0)            (2.6)             (2.9)
                 Other                                                          0.8             (0.1)             (0.9)
                                                                               ----             ----              ----
                      Provision for income taxes                               29.9%            34.4%             32.8%
                                                                               ====             ====              ====

         Deferred taxes for the years ended March 31, 1995 and 1994 reflect the net tax effects of loss carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant amounts of the Company's deferred tax assets and liabilities as of March 31, 1995 and 1994 are as follows (in thousands):

                                                                                                             March 31,
                                                                                              ------------------------
                                                                                                1995              1994
                                                                                              ------            ------
                 Deferred tax assets:
                   Inventory valuation accounts                                               $  461            $  382
                   Reserves and accruals not currently tax deductible                          1,152               861
                   Foreign tax credits                                                         1,605               ---
                   Benefit of net operating loss carryforwards                                   490               546
                   Accrued cost of exchanging GDC inventory                                      414               578
                   State income taxes                                                            174               159
                   Other                                                                         152                58
                                                                                              ------            ------
                                                                                               4,448             2,584
                   Valuation allowance                                                          (434)             (490)
                                                                                              ------            ------
                                                                                              $4,014            $2,094
                                                                                              ======            ======
                 Deferred tax liabilities:
                   Patent costs                                                               $  580            $  328
                   Depreciation and amortization                                                  64               128
                   Unrealized gains and dividend income related to investments
                     accounted for on the equity method                                          700               142
                   Other                                                                          54                --
                                                                                              ------            ------
                                                                                              $1,398            $  598
                                                                                              ======            ======

         The valuation allowance decreased by $56,000 from March 31, 1994 to March 31, 1995. The components of the credit for deferred income taxes for the year ended March 31, 1993 under the deferred method are as follows (in thousands):

                                                                                                  Year ended March 31,
                                                                                                  --------------------
                                                                                                                  1993
                                                                                                                 -----
           Depreciation                                                                                          $  98
           Accounts receivable and sales return reserves                                                           (51)
           Patent expenses                                                                                         132
           Accrued vacation and commissions                                                                        (44)
           State income taxes                                                                                     (129)
           Inventory valuation                                                                                     (80)
           Accrued expenses                                                                                        (49)
           Other                                                                                                    30
                                                                                                                 -----
                Total deferred provision                                                                         $ (93)
                                                                                                                 =====


7.       JOINT VENTURE AND AFFILIATE COMPANIES

         In September 1991, the Company entered into a joint venture agreement with Century Medical Inc. ("CMI"), a Japanese corporation, to distribute the Company's products in Japan. The Company accounts for this 50 percent-owned investment on the equity method and includes its share of joint venture net income in "Other income" in the Consolidated Statements of Income. These amounts were $1.6 million and $520,000 in fiscal 1995 and 1994, respectively. In conjunction with establishing the joint venture, the Company also entered into a distribution agreement with CMI, and CMI entered into a subdistribution agreement with the joint venture.

         The Company entered into an agreement with the joint venture, effective in January 1994, in which the Company is obligated to provide certain management services, assist in marketing, development and planning activities and provide certain literature to the joint venture. In consideration for the Company providing such services, the joint venture has agreed to reimburse costs incurred by the Company, of which $318,000 and $445,000 have been included in "Other income" for the years ended March 31, 1995 and 1994, respectively.

         Summarized information for the joint venture is as follows (in thousands):

                                                                                                             March 31,
                                                                                             -------------------------
                                                                                                1995              1994
                                                                                             -------            ------
                 Current assets                                                              $18,540            $8,932
                 Non current assets                                                              755               262
                 Current liabilities                                                          13,604             7,528
                 Non current liabilities                                                         ---               ---

                                                                                                  Year ended March 31,
                                                                                             -------------------------
                                                                                                1995              1994
                                                                                             -------           -------
                 Net sales                                                                   $37,349           $22,894
                 Gross profit                                                                 15,243             8,896
                 Income from operations                                                        6,837             2,876
                 Net income                                                                    3,213             1,038

         The Company's other investments accounted for on the equity method, comprised of cash investments and the granting of technology licenses, are Cardima, Inc., Prograft Medical, Inc. and Conceptus, Inc. for which the Company's ownership interest is approximately 30 percent, 20 percent and 20 percent, respectively. The equity losses for these investments were $1.1 million and $292,000 for fiscal 1995 and 1994, respectively.


8.       EXPORT SALES AND MAJOR CUSTOMERS

         The Company markets its products both domestically and internationally. Export product sales are as follows (in thousands):

                                                                                                  Year ended March 31,
                                                                            ------------------------------------------
                                                                               1995             1994              1993
                                                                            -------          -------           -------
                 Europe                                                     $12,708          $ 8,651           $ 7,883
                 Asia                                                        17,699           11,019             8,275
                 Other                                                        2,152            1,469             1,086
                                                                            -------          -------           -------
                                                                            $32,559          $21,139           $17,244
                                                                            =======          =======           =======

         One customer accounted for approximately 35 percent, 29 percent and 27 percent of the Company's product sales for the years ended March 31, 1995, 1994 and 1993, respectively.


9.       FORMATION OF GERMAN SUBSIDIARY

         In October 1994, the Company and Target Therapeutics International (Deutschland) GmbH ("Target GmbH") entered into an Asset Purchase Agreement (the "Agreement") with Rehaforum Medical GmbH ("Rehaforum"), a distributor of the Company's products in Germany. The Company and Target GmbH acquired certain of the assets of Rehaforum attributable to the Target portion of Rehaforum's business, including inventory of Target products, property and equipment and assumed certain liabilities. Pursuant to the terms of the Agreement, Rehaforum no longer has distribution rights to the Company's products and is limited as to sales of competitive products for a two year period.
         The purchase price in excess of the fair value of net tangible assets acquired is being amortized over a five year period.

10.      EXPECTED COSTS OF PRODUCT REPLACEMENT

         In October 1993, the Company announced that it was pursuing certain changes to a product currently sold under an investigational device exemption ("IDE") by the U.S. Food and Drug Administration ("FDA"). Pursuant to a supplement to the IDE which was approved by the FDA in March 1994, limited FDA clinical trials of the modified product were commenced in April 1994. As treatment sites were converted to the modified product, the Company exchanged such modified product for any original product that customers still had in their inventory. The Company provided $1.5 million, which was included in cost of sales in fiscal 1994, for the estimated costs of such exchange including the disposition of the Company's inventory of such product.


11.      SUPPLEMENTAL CASH FLOW INFORMATION

         (In thousands)                                                                           Year ended March 31,
                                                                             -----------------------------------------
                                                                               1995             1994              1993
                                                                             ------           ------            ------
         Supplemental disclosure of cash flow information:
           Cash paid during the period for income taxes                      $3,785           $1,573            $1,195
           Cash paid during the period for interest                              24               17                19

         Supplemental schedule of non cash investing and
             financing activities:
           Acquisition of assets under capital lease                         $  ---           $  ---            $   32
           Issuance of common stock options in exchange for a
             note receivable                                                    ---               31               ---


12.      RELATED PARTY TRANSACTIONS

         In December 1993, the Company entered into a lease line agreement as lessor with a less than 50 percent-owned affiliate. The maximum available lease line of $1.0 million expired March 31, 1995 and requires monthly payments to be made on the outstanding balance over 36 or 48 months with interest at approximately 8.5 percent per year. As of March 31, 1995 and 1994 there was $521,000 and $143,000 outstanding, respectively, under this agreement.

         In March 1994, the Company loaned approximately $200,000 to a less than 50 percent-owned affiliate in exchange for promissory notes bearing interest at 8.5 percent per year. Monthly payments are required over 36 and 48 months. The Company also entered into a lease line agreement as lessor with this affiliate in March 1994. The maximum available lease line of $300,000 expired March 1, 1995 and requires monthly payments to be made on the outstanding balance over 36 or 48 months with interest at approximately 8.5 percent per year. At March 31, 1995 there was $288,000 outstanding under this agreement. There were no amounts outstanding under this agreement at March 31, 1994.


13.      LEGAL MATTERS

         The Company is involved in legal actions, including product liability claims and the protection of the Company's proprietary assets, arising in the ordinary course of business. While the outcome of such matters is currently not determinable, it is management's opinion that these matters, both individually or in the aggregate, will not have a material adverse effect on the Company's consolidated financial position, results of its operations or cash flows.